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E.6.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **T.R. Winston & Company, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
                                (No. and Street)

Bedminster   **New Jersey**   **07921**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Galuchie, Jr.   (908) 234-0300
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
                    (Name – if individual, state last, first, middle name)

293 Eisenhower Parkway, Ste 290   **Livingston**   **New Jersey**   **07039-1711**
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



T.R. WINSTON & COMPANY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2018

OATH OR AFFIRMATION

I, __John W. Galuchie, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __T.R. Winston & Company, LLC_____ , as of __December 31_____, 20 __18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Piper S Sheldon Notary Public State of New Jersey My Commission Expires July 13, 2021	_____ Signature President _____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of T.R. Winston & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC ("the Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws, and the applicable rules and regulations of the Securities and Exchange Commission, and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co. LLC

Certified Public Accountants

We have served as T.R. Winston & Company, LLC's auditor since 2003.

Livingston, New Jersey
February 15, 2019



T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	237,506
Securities owned		1,149,070
Deposit with clearing broker		250,000
Leasehold certificates of deposit		175,030
Receivable from clearing broker		180,425
Prepaid expenses		57,793
Leasehold improvements, net of accumulated amortization of $44,013		12,178
Debenture receivable		300,000
Other		16,500
Total assets	$	2,378,502

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	61,832
Accrued expenses		272,023
Deferred rent		85,944
Total liabilities		419,799

COMMITMENTS AND CONTINGENCIES

Members' equity		1,958,703
Total liabilities and members' equity	$	2,378,502

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF LOSS

	For the Year Ended December 31, 2018
Revenues:	
Brokerage commissions	$ 975,432
Mutual fund commissions and fees	372,703
Investment banking and consulting fees	2,165,464
Principal transactions, net:	
Trading	(587,506)
Investing	(8)
Interest, dividends and other	184,618
Total revenues	3,110,703
Expenses:	
Commissions and related expenses	590,139
Employee compensation and benefits	2,387,312
General and administrative	475,145
Clearing fees and charges	673,715
Occupancy	690,790
Total expenses	4,817,101
Net loss	$ (1,706,398)

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2017	$ 3,665,101
Net loss, year ended December 31, 2018	(1,706,398)
Withdrawal of capital by members	-
Balance at December 31, 2018	$ 1,958,703

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2018
Cash flows from operating activities:	
Net loss	$ (1,706,398)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of leasehold improvements	11,242
Changes in operating assets and liabilities:	
Change in net receivable from clearing broker	(91,829)
Change in debenture receivable	(300,000)
Change in securities owned	2,791,699
Change in prepaid expenses	(855)
Change in securities sold not yet purchased	(1,013,737)
Change in accounts payable	(9,248)
Change in accrued expenses	45,481
Change in deferred rent	(42,291)
Net cash used in operating activities	(315,936)
Net decrease in cash and cash equivalents	(315,936)
Cash and cash equivalents at beginning of year	553,442
Cash and cash equivalents at end of year	$ 237,506
Supplemental Disclosure of Cash Flow Information:	
Cash paid for state and local taxes	$ 63,102

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2018

1.   Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2.   Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2018 is accrued in the statement of financial condition.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

> Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3.

Revenue Recognition:

The Company recognizes revenue in accordance with the recently issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*.

The Company records brokerage commissions, mutual fund commissions and fees and related expenses on a trade-date basis as transactions occur.

Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform some of the services required.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker. The Company nets such interest income and expense.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. However, the Company is responsible for franchise tax fees, rent taxes and other minimum taxes imposed by several state and local authorities. The Company is required to pay franchise taxes to the City of Los Angeles and rent taxes to New York City which amounted to approximately $9,000 and $16,000, respectively, during the year ended December 31, 2018. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. At December 31, 2018, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded as of December 31, 2018.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Leasehold Improvements:
The Company records all leasehold improvements at cost. Amortization of leasehold improvements is computed using the straight-line method over the five year life of the lease. Amortization of leasehold improvements for the year ended December 31, 2018 amounted to $11,242.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2018 through February 15, 2019, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which is a comprehensive new revenue recognition standard that will supersede existing revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these goods or services. The Company has adopted the standard using the modified retrospective method. The adoption of this standard did not have a material impact on how the Company recognizes revenue, measures revenue and presents disclosures in its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This update requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Under Topic 842, a modified retrospective transition approach is required, and the new standard is applied to all leases existing at the date of initial application. An entity may choose to use either its effective date or the beginning of the earliest comparable period presented in the financial statements as it date of initial application. The standard is effective for annual reporting periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Company is currently evaluating the effect the provisions of this ASU will have on the financial statements.

4. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2018, the amount receivable from the Clearing Broker was $180,425. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit, amounts due from the Clearing Broker or the securities owned by the Company and held in custody by the Clearing Broker.

5.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,113,672 which was $1,013,672 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements."

6.   Commitments and Contingencies

Leases:
The Company leases its main office facilities under an initial five-year lease agreement with an unrelated party, the latest renewal of which, expires August 31, 2020. The Company has signed five-year lease agreements for its Los Angeles, California and New York, New York offices with different unrelated parties. As a condition to these leases the Company had to provide the Los Angeles and New York landlords with irrevocable letters of credit in the amounts of $40,000 and $135,030, respectively. These letters of credit are collateralized by certificates of deposit of like amounts and are included in leasehold certificates of deposit. There were no amounts drawn on either letter of credit as of December 31, 2018.

The Company subleases part of its main, Los Angeles and New York premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2018 was approximately $100,000. Aggregate net rent expense for the year ended December 31, 2018 was approximately $558,000. The Company leases one additional office space location under a two-year lease agreement.

The Company leases all of its facilities under operating leases. Two of these lease agreements provide for rent holidays and escalation clauses. U.S. GAAP requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the leases compared to the straight-line basis is recorded as deferred rent. Future minimum rental requirements under the terms of all leases are approximately:

Year		
2019	$	724,000
2020		397,000
2021		15,000
Total	$	1,136,000

Legal Matters:
The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

7.   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2018.

During the current fiscal year the Company had sold securities that it did not own and was obligated to purchase such securities at future dates. As of December 31, 2018 the Company had repurchased all such securities and did not have any securities sold, not yet purchased.

Approximately $9,000 of securities owned consisted of companies established under the laws of a foreign country but are traded on U.S. markets.

8. Debenture Receivable

Debenture receivable consisted of a 10% Senior Secured Debenture due April 24, 2020, from an unrelated issuer. Interest is payable monthly and the issuer is current on all payments. During the current fiscal year the Company received approximately $3,000 in interest. The issuer may prepay any portion of the principal amount of the debenture if a twenty day written notice is provided to the holder. The obligations of the issuer under the debenture are secured by all assets of the issuer pursuant to a security agreement between the issuer, certain of its subsidiaries and the holders of the debentures.

9. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
T.R. Winston & Company, LLC

We have audited the financial statements of T.R. Winston & Company, LLC ("the Company") as of and for the year ended December 31, 2018, and have issued our report thereon dated February 15, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 14, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 15, 2019



T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2018

Net Capital

Total members' equity from statement of financial condition	$	1,958,703
Subtract:		
Other assets		(566,275)
Tentative net capital		1,392,428
Haircuts on securities owned		(172,361)
Undue concentration haircut		(106,395)
Net capital	$	1,113,672

Aggregate Indebtedness

Accounts payable	$	61,832
Accrued expenses		272,023
Deferred rent		85,944
Total aggregate indebtedness	$	419,799
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	1,013,672
Net capital in excess of 120% of minimum requirement	$	993,672
Ratio of aggregate indebtedness to net capital		0.38

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

****



SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.R. Winston & Company, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) ("exemption provisions") and (2) T.R. Winston & Company, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co, LLC

Certified Public Accountants

Livingston, New Jersey
February 15, 2019



T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2018

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2018.

T.R. Winston & Company, LLC

I, John W. Galuchie, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
　(President)

Date: February 21, 2019

T.R. WINSTON & COMPANY, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

DECEMBER 31, 2018



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

SOBEL & CO. LLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
T.R. Winston & Company, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by T.R. Winston & Company, LLC ("the Company") and the SIPC, solely to assist you and SIPC in evaluating T.R. Winston & Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. T.R. Winston & Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied, if any, to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



Allinial
GLOBAL

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on T.R. Winston & Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co. LLC

Certified Public Accountants

Livingston, New Jersey
February 15, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2018
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1242***************MIXED AADC 220
27519   FINRA   DEC
T R WINSTON & COMPANY LLC
376 MAIN ST
BEDMINSTER, NJ 07921-2591

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey L. Criswell 9082340300

2. A. General Assessment (item 2e from page 2) $ 5,353.60

   B. Less payment made with SIPC-6 filed (exclude interest)   (2,676.33)

   7/19/18
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   2,677.27

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,677.27

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑   Funds Wired ☐   ACH ☐ $ 2,677.27
   Total (must be same as F above)

   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   —

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T R Winston & Co, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO
(Title)

Dated the ____ day of _____, 20 19 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,110,703

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   587,506

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   8

Total additions   587,514

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   129,150

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions   129,150

2d. SIPC Net Operating Revenues $ 3,569,067

2e. General Assessment @ .0015 $ 5,353.60

(to page 1, line 2.A.)

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